                               FORUM GROUP, INC.
                      11320 RANDOM HILLS ROAD, SUITE 400
                            FAIRFAX, VIRGINIA 22030

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                               ----------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                      NO PROXIES ARE BEING SOLICITED AND
              YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                               ----------------

  This Information Statement is being mailed on or about February 23, 1996 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of shares of the Common Stock, without par value (the "Shares"), of Forum Group, Inc., an Indiana corporation (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being furnished in connection with the designation by Marriott International, Inc., a Delaware corporation ("Parent"), and FG Acquisition Corp., an Indiana corporation and wholly owned indirect subsidiary of Parent ("Purchaser"), of persons (the "Designated Directors") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of February 15, 1996 (the "Merger Agreement") among the Company, Parent and Purchaser.

  NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE ELECTION OF THE DESIGNATED DIRECTORS TO THE BOARD. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

  The Merger Agreement provides that in the event that Purchaser acquires at least a majority of the Shares outstanding on a fully diluted basis pursuant to the Offer, Parent will be entitled to designate for appointment or election to the Board, upon written notice to the Company, a number of Designated Directors such that Designated Directors constitute the same percentage (but in no event less than a majority) of the Board (rounded up to the next whole number) as the percentage of Shares acquired pursuant to the Offer. Prior to the consummation of the Offer, the Company will use reasonable best efforts to increase the size of the Board or to obtain the resignation of such number of directors as is necessary to enable such number of Parent designees to be so elected. Notwithstanding the foregoing, the parties to the Merger Agreement will use their respective reasonable best efforts to ensure that at least three of the members of the Board will, at all times prior to the Effective Time, be Continuing Directors. The term "Continuing Director" means (a) any member of the Board as of the date of the Merger Agreement, (b) any member of the Board who is unaffiliated with, and not a Designated Director, or other nominee of, Parent or Purchaser or their respective subsidiaries and (c) any successor of a Continuing Director who is (i) unaffiliated with, and not a Designated Director or other nominee of, Parent or Purchaser or their respective subsidiaries and (ii) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board.

  The Merger Agreement may be amended by action taken by the Company, Parent and Purchaser at any time before or after adoption of the Merger by the shareholders of the Company, if any; provided that (a) in the event that any Designated Directors constitute in their entirety a majority of the Board, no amendment shall be made which decreases the cash price per Share or which adversely affects the rights of the Company's shareholders thereunder without the approval of a majority of the Continuing Directors if at the time there shall be any Continuing Directors and (b) after the date of adoption of the Merger Agreement by the shareholders of the Company (if shareholder approval of the Merger is required by applicable law), no amendment shall be made which decreases the cash price per Share or which adversely affects the rights of the Company's shareholders thereunder without the approval of such shareholders.

  The information contained in this Information Statement concerning Parent, Purchaser and the Designated Directors has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information.

  The Parent has advised the Company that it currently intends to designate one or more of the persons listed in Schedule A attached hereto and incorporated herein by reference to serve as directors of the Company. The Parent has advised the Company that all of such persons have consented to act as directors of the Company, if so designated.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

  The outstanding voting securities of the Company as of February 15, 1996 consisted of (a) 22,539,831 Shares that were validly issued and outstanding,
(b) 1,671,750 Shares that were reserved for issuance pursuant to outstanding stock options (rights to stock options exercisable into 230,500 Shares had vested as of February 15, 1996), (c) 700,144 Shares that were reserved for issuance pursuant to warrants, (d) 262,793 Shares that were reserved for issuance upon exercise of rights pursuant to the Company's Third Amended and Restated Joint Plan of Reorganization, dated January 17, 1992, as amended (the "Plan of Reorganization"), and (e) 6,000 Shares that were reserved for issuance under certain circumstances to persons who are investors in the "Hearthside" joint venture with the Company (the "Hearthside Shares"). Each issued and outstanding Share is entitled to one vote on each matter.

  It is a condition to the Offer that an order of the Bankruptcy Court (the "Bankruptcy Order") be obtained that, among other things, terminates rights of persons to receive Shares under the Plan of Reorganization after the date of the Bankruptcy Order. Also, pursuant to their respective Shareholder Agreements described below (see "Shareholder Agreements"), Forum Holdings, L.P. ("Forum Holdings") and Apollo FG Partners, L.P. ("AFG") have agreed with Purchaser and Parent to exercise warrants resulting in the issuance, in the aggregate, of 700,144 Shares, and that all other warrants held by them will be cancelled.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth information as to the beneficial ownership of Shares by each person known to the Company, as of February 15, 1996, to own more than 5% of the Shares.

                                           AMOUNT AND NATURE      PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER  OF BENEFICIAL OWNERSHIP (1) CLASS (2)
------------------------------------  --------------------------- ----------
Apollo FG Partners, L.P.                       9,429,640(3)          40.6%
 c/o Apollo Advisors, L.P.
 1999 Avenue of the Stars, Suite
 1900
 Los Angeles, California 90067
Forum/Classic, L.P.                            2,550,544(4)          11.0%
 200 West Madison Street
 39th Floor
 Chicago, Illinois 60606
Forum Holdings, L.P.                           9,429,640(5)          40.6%
 4200 Texas Commerce Tower West
 2200 Ross Avenue
 Dallas, Texas 75201

--------
(1) The amounts shown represent Shares with respect to which the named person has sole dispositive power. As a result of the provisions of the shareholders' agreement described below, each of AFG and Forum Holdings (collectively, the "Investors") may be deemed to have shared voting power with respect to, and thus to beneficially own, all of the 18,859,280 Shares beneficially owned by such persons in the aggregate (constituting 81.2% of Shares treated as outstanding as described in Note 2 below).

(2) The percentages shown are based on 23,239,975 Shares outstanding. This number includes (i) 149,607 Shares presently issuable at a nominal purchase price upon the exercise of certain warrants ("Special Warrants") issued pursuant to the Warrant Agreement, dated June 10, 1993 (the "Warrant Agreement"), between the Company and Citicorp USA, Inc. and (ii) 550,537 Shares presently issuable at a purchase price equal to $3.9766 per Share (subject to adjustment) upon the exercise of certain other warrants ("Warrants") issued pursuant to the Warrant Agreement.
(3) According to Amendment No. 8 to a Schedule 13D dated January 10, 1995 and filed with the Securities and Exchange Commission (the "SEC") by AFG, the number of Shares listed includes (i) 74,804 Shares purchasable by AFG upon exercise of Special Warrants and (ii) 275,268 Shares purchasable by AFG upon exercise of Warrants. The general partner of AFG is Apollo Investment Fund, L.P. ("AIF"), the managing general partner of AIF is Apollo Advisors, L.P. ("Apollo Advisors") and the general partner of Apollo Advisors is Apollo Capital Management, Inc. ("ACM"). By reason of various relationships among Messrs. Berg, Copses and Ressler and AFG and its affiliates, Messrs. Berg, Copses and Ressler may be deemed to beneficially own the Shares owned by AFG. Each of Messrs. Berg, Copses and Ressler disclaims beneficial ownership of such Shares. See "Security Ownership of Management" below.
(4) According to Amendment No. 1 to a Schedule 13D dated January 18, 1995 and filed with the SEC by Forum/Classic, L.P.
(5) According to Amendment No. 13 to a Schedule 13D dated January 10, 1995 (the "Forum Holdings 13D") and filed with the SEC by Forum Holdings and certain related entities (collectively, the "Forum Holdings Reporting Persons"), the number of Shares listed includes (i) 74,803 Shares purchasable by Forum Holdings upon exercise of Special Warrants and (ii) 275,269 Shares purchasable by Forum Holdings upon exercise of Warrants. According to the Forum Holdings 13D, each of the Forum Holdings Reporting Persons may, by reason of certain control relationships, be deemed to beneficially own all of the Shares owned directly by Forum Holdings. By reason of various relationships among Messrs. Decker, Read and Whitman and the Forum Holdings Reporting Persons, Messrs. Decker, Read and Whitman may be deemed to beneficially own the Shares owned by the Forum Holdings Reporting Persons. Each of Messrs. Decker, Read and Whitman disclaims beneficial ownership of such Shares. See "Security Ownership of Management" below.

SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth information as of February 15, 1996 with respect to Shares beneficially owned by (i) each director, (ii) each Named Executive (as defined below), and (iii) all directors and executive officers of the Company as a group.

                                       AMOUNT AND NATURE
     NAME OF BENEFICIAL OWNER     OF BENEFICIAL OWNERSHIP (1) PERCENT OF CLASS
     ------------------------     --------------------------- ----------------
     Laurence M. Berg (2)........               -0-                 -0-%
     Peter P. Copses (2).........               -0-                 -0-
     Daniel A. Decker (3)........               -0-                 -0-
     James E. Eden...............               -0-                 -0-
     James R. Foulger............            15,000(4)               *
     Mark L. Pacala..............           160,000(5)               *
     Kurt C. Read (3)............               -0-                 -0-
     Antony P. Ressler (2).......               -0-                 -0-
     Robert A. Whitman (3).......               -0-                 -0-
     Margaret A. Wylde...........               -0-                 -0-
     Paul A. Shively.............            10,074(6)               *
     Brian C. Swinton............            44,950(7)               *
     Richard A. Huber............            11,500(8)               *
     All directors and executive
      officers as a group........           231,450(6)              1.0

--------
*  Represents less than 1% of the total number of Shares outstanding.
(1) Excludes the 18,859,280 Shares beneficially owned by the Investors.

(2) By reason of various relationships between Messrs. Berg, Copses and Ressler and AFG and its affiliates, Messrs. Berg, Copses and Ressler may be deemed to beneficially own the Shares owned by AFG. Each of Messrs. Berg, Copses and Ressler disclaims beneficial ownership of such Shares.
(3) By reason of various relationships between Messrs. Decker, Read and Whitman and the Forum Holdings Reporting Persons, Messrs. Decker, Read and Whitman may be deemed to beneficially own the Shares owned by the Forum Holdings Reporting Persons. Each of Messrs. Decker, Read and Whitman disclaims beneficial ownership of such Shares.
(4) Consists of 15,000 Shares purchasable upon the exercise of Mr. Foulger's option within 60 days after February 15, 1996. Mr. Foulger became Senior Vice President--Acquisitions of the Company in May 1995. Mr. Foulger is not a Named Executive for purposes of this Information Statement because he became an executive officer subsequent to the end of the Company's last full fiscal year.
(5) Consists of 160,000 Shares purchasable upon the exercise of Mr. Pacala's option within 60 days after February 15, 1996.
(6) Mr. Shively resigned all of his positions with the Company effective as of June 30, 1995. As a result, Mr. Shively's 10,074 Shares have been excluded from the aggregate Shares shown as held by all directors and executive officers as a group. However, Mr. Shively is a Named Executive for purposes of this Information Statement because his resignation occurred subsequent to the end of the Company's last full fiscal year.
(7) Includes 20,000 Shares purchasable upon the exercise of Mr. Swinton's option within 60 days after February 15, 1996.
(8) Includes 11,000 Shares purchasable upon the exercise of Mr. Huber's option within 60 days after February 15, 1996.

SHAREHOLDER AGREEMENTS

  Each of Forum Holdings and AFG has agreed to take all actions necessary to terminate, immediately prior to the consummation of the Offer, the Shareholders' Agreement, dated June 14, 1993, and amended and restated as of July 28, 1995, between Forum Holdings and AFG (the "Amended and Restated Shareholders' Agreement"). Pursuant to the Amended and Restated Shareholders' Agreement, the Investors had agreed that the right to nominate a majority of the Company's directors would be allocated between the Investors in proportion to their relative percentages of share ownership and that the remaining directors would consist of the Chief Executive Officer of the Company and other persons acceptable to each of the Investors. Pursuant to the Amended and Restated Shareholders' Agreement, AFG had nominated Messrs. Berg, Copses and Ressler and Forum Holdings had nominated Messrs. Decker, Read and Whitman for election as directors at the 1995 annual meeting of shareholders.

  The Purchaser and Parent have entered into an agreement (each, a "Shareholder Agreement") with each of Forum Holdings, AFG and Forum/Classic, L.P. (collectively, the "Principal Shareholders"). Each Shareholder Agreement contains, among other representations and warranties, a representation and warranty by the Principal Shareholder as to its beneficial ownership of a specified number of Shares and Shares issuable upon exercise of warrants.

  Tender of Shares; Exercise of Warrants. Pursuant to the applicable Shareholder Agreement, each Principal Shareholder has agreed to tender and not withdraw all Shares beneficially owned by it (or to cause the record owner thereof to tender and not withdraw such Shares), pursuant to and in accordance with the terms of the Offer. The parties have agreed that the Principal Shareholder will, for all Shares tendered by the Principal Shareholder in the Offer and accepted for payment and paid for by the Purchaser, receive the same per Share consideration paid to other holders of Shares who have tendered into the Offer.

  The Principal Shareholders holding warrants have further agreed, prior to the expiration of the Offer, to exercise all such warrants that are currently exercisable for Shares and agreed that, prior to the purchase of Shares pursuant to the Offer, all other warrants shall be cancelled and extinguished for no additional consideration. Upon exercise of the warrants, and the purchase of Shares in accordance with the terms thereof, the Principal Shareholders receiving such Shares have agreed to tender (and not withdraw) such Shares pursuant to the Offer.

  Restrictions on Transfer and Proxies; No Solicitation. Each Principal Shareholder has agreed that it shall not directly or indirectly, except as expressly provided in the Shareholder Agreement, (i) transfer (including the transfer of any securities of an affiliate which is the record holder of Shares if, as the result of such transfer, such person would cease to be an affiliate of the Principal Shareholder) to any person any or all Shares; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Shares; or (iii) take any action that would make any representation or warranty of the Principal Shareholder contained in the Shareholder Agreement untrue or incorrect or would result in a breach by the Principal Shareholder of its obligations under the Shareholder Agreement.

  Each Principal Shareholder shall, and shall cause its affiliates, and its and their officers, directors, employees, representatives and agents (the "Covered Persons") to, immediately cease any existing discussions or negotiations with any parties conducted prior to execution of the Shareholder Agreement with respect to any Acquisition Proposal. Each Principal Shareholder will not, and will cause its Covered Persons not to, (i) solicit, directly or through an intermediary, any inquiries with respect to, or the making of, any Acquisition Proposal, or (ii) engage in negotiations or discussions with, or furnish any confidential information relating to the Company or its subsidiaries to, any Third Party relating to an Acquisition Proposal; provided, that nothing in the Shareholder Agreement shall prohibit a Principal Shareholder or any Covered Person in their capacities as officers, directors, employees, representatives and agents of the Company from taking or omitting to take any action permitted to be taken or omitted to be taken by the Company under Section 6.2 of the Merger Agreement.

  Termination. Each Shareholder Agreement shall terminate on the earliest of
(i) the purchase by Purchaser pursuant to the Offer of the Shares beneficially owned by the Principal Shareholder, (ii) termination of the Merger Agreement pursuant to and in conformity with Article VIII of the Merger Agreement (except that the Shareholder Agreement shall not terminate based upon a termination of the Merger Agreement by the Company following (a) a breach of a representation or warranty in the Merger Agreement on the part of Parent or Purchaser which materially adversely affects the consummation of the Offer or
(b) a material breach of any covenant or agreement in the Merger Agreement on the part of Parent or Purchaser which materially adversely affects the consummation of the Offer which shall not have been cured prior to 20 days following notice of such breach, in each case if Parent and Purchaser are challenging the ability of the Company to terminate the Merger Agreement pursuant to such provision(s)), and (iii) July 16, 1996.

  Voting of Owned Shares; Irrevocable Proxy. Each of Forum Holdings and AFG (but not Forum/Classic, L.P.) further agreed, in the Shareholder Agreement to which it is a party, upon the request of Parent, to deliver to the Purchaser an irrevocable proxy in the form attached to its Shareholder Agreement (each, an "Irrevocable Proxy"). At the request of Parent, such Irrevocable Proxies were delivered to Parent by Forum Holdings and AFG on February 20 and 21, 1996, respectively. Each Irrevocable Proxy grants to representatives of the Purchaser the right to vote all Shares held by the person providing such proxy under specified conditions.

  Each Irrevocable Proxy provides, among other things, that, so long as the Merger Price is at least $13.00 in cash (net to the seller), at any meeting of the Company's shareholders, the named proxies are authorized to vote all Shares covered by the Irrevocable Proxy in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger Agreement and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholder Agreement and any actions required in furtherance thereof and against any actions that are adverse thereto.

                            THE BOARD OF DIRECTORS

PARENT DESIGNEES

  Parent has informed the Company that the Designated Directors will consist of, or be selected from among, the six individuals identified on Schedule A annexed hereto. If the number of directors that the Parent may appoint is less than six, then the individuals identified on such Schedule A will be selected as Designated Directors in descending order. None of the potential Designated Directors or their associates is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of the potential Designated Directors or their associates

(a) beneficially owns any equity securities of the Company, (b) has been involved in any transactions with the Company or any of its directors or executive officers or (c) has been involved in any legal proceedings or other matters that, in each case, are required to be disclosed pursuant to the rules and regulations of the SEC.

CURRENT DIRECTORS

  The Board is currently comprised of nine directors: Laurence M. Berg, Peter
P. Copses, Daniel A. Decker, James E. Eden, Mark L. Pacala, Kurt C. Read, Anthony P. Ressler, Robert A. Whitman and Margaret A. Wylde, Ph.D. The information set forth below is correct as of February 20, 1996.

  The Company's Articles of Incorporation and By-Laws provide that the directors of the Company shall be elected at the annual meeting of shareholders to serve until the next annual meeting of shareholders and until their respective successors shall have been elected and qualified.

                  NAME, PRINCIPAL OCCUPATION                    SERVED AS A
                   AND BUSINESS EXPERIENCE                     DIRECTOR SINCE AGE
                  --------------------------                   -------------- ---
LAURENCE M. BERG                                                    1994       29
  An associate of Apollo Capital Management, Inc. ("ACM") and
  Lion Capital Management, Inc. ("LCM"), each a general
  partner of Apollo Advisors, L.P. ("Apollo Advisors"), which acts as managing general partner of Apollo Investment Fund,
  L.P. ("AIF") and AIF II, L.P., securities investment funds, and Lion Advisors, L.P. ("Lion Advisors"), which serves as financial advisor and representative for certain
  institutional investors with respect to securities
  investments, since 1992; theretofore employed by Drexel
  Burnham Lambert Incorporated ("DBL"), an investment firm;
  director of CWT Specialty Stores, Inc., a company owning and operating women's specialty clothing stores.
PETER P. COPSES                                                     1993       37
  An officer of ACM and LCM since 1990; theretofore employed by Donaldson, Lufkin and Jenrette Securities Corporation, an
  investment firm, and by DBL; director of Family Restaurants,
  Inc. ("Family Restaurants"), a company engaged in the
  restaurant industry; Food 4 Less Holdings, Inc., a Southern
  California based supermarket operator; Dominick's Finer
  Foods, Inc., a Chicago based supermarket operator; and Zale
  Corporation, a company owning and operating jewelry stores.
DANIEL A. DECKER                                                    1993       43
  Partner of The Hampstead Group, L.L.C. ("Hampstead"), a
  privately held investment company, since 1990; theretofore a partner in the law firm of Decker, Hardt, Munsch and Dinan,
  P.C.; director of Bristol Hotel Company ("Bristol Hotels"), an owner and operator of 38 hotels in the Southwest and
  Southeast.
JAMES E. EDEN                                                       1993       58
  Owner of James E. Eden & Associates, a consulting firm
  specializing in the senior living and long-term care
  industry, President of Eden & Associates, Inc., a company
  engaged in the senior living and long-term care industry,
  and Chairman and Chief Executive Officer of Oakwood Living
  Centers, Inc., a company which owns and operates nursing
  homes and rehabilitation centers, since 1992; theretofore
  employed by Marriott Corporation ("Marriott")(/1/), a
  company which owns and operates, among other properties,
  senior living facilities, in various capacities including
  Executive Vice President and Vice President and General
  Manager, Senior Living Services Division; director of Omega
  Healthcare Investors, Inc., a real estate investment trust which owns long-term healthcare facilities.

--------
(/1/Prior)to October 8, 1993, Parent was a wholly-owned subsidiary of Marriott
    Corporation. Marriott Corporation separated Parent's businesses from its other businesses through a distribution to the holders of outstanding shares of Marriott Corporation common stock, on a share-for-share basis, of all the outstanding shares of Company common stock. Upon the consummation of the distribution, Parent became a separate, publicly held company and Marriott Corporation changed its name to Host Marriott Corporation.

                  NAME, PRINCIPAL OCCUPATION                    SERVED AS A
                   AND BUSINESS EXPERIENCE                     DIRECTOR SINCE AGE
                  --------------------------                   -------------- ---
MARK L. PACALA                                                      1994       40
  Chief Executive Officer of the Company since 1994 and
  Chairman of the Board since 1995; theretofore Senior Vice
  President of The Walt Disney Company, a company which, among other things, owns and operates theme parks and resorts.
KURT C. READ                                                        1995       33
  Vice President of Hampstead since 1990; theretofore an
  officer of Columbia Realty Group, a real estate investment advisory firm.
ANTONY P. RESSLER                                                   1993       35
  One of the founding principals of Apollo Advisors and Lion
  Advisors and an officer of ACM and LCM since 1990;
  theretofore Senior Vice President of DBL; director of Family
  Restaurants; Gillett Holdings, Inc., a company which owns
  the Vail and Beaver Creek ski resorts and a meat packing
  business; PRI Holdings, Inc., a company engaged in the
  manufacture of packaging materials; Dominick's Finer Foods,
  Inc., a Chicago based supermarket operator; and United
  International Holdings, Inc., a company engaged in the cable television industry.
ROBERT A. WHITMAN                                                   1993       42
  Chairman of the Board of the Company from 1993 through
  September 1995 and interim President and Chief Executive
  Officer of the Company from 1993 through 1994; President and
  Co-Chief Executive Officer of Hampstead since 1991;
  theretofore Managing Partner and Chief Executive Officer of
  Trammell Crow Ventures, the real estate investment, banking and investment management unit of Trammell Crow Company;
  director of Bristol Hotels, an owner and operator of 38
  hotels in the Southwest and Southeast; director of The Covey
  Leadership Center, Inc., a training and publishing firm; and
  director of Wyndham Hotel Company, Ltd., an owner and
  operator of hotels and resorts.
MARGARET A. WYLDE, PH.D.                                            1995       45
  President of ProMatura Group, a division of the Institute of
  Technology Development which provides market research,
  planning, product development and product testing services to businesses serving seniors, and Chairman of the Board of
  Directors of LifeSpec Cabinet Systems, Inc. ("LifeSpec"), a
  manufacturer of cabinetry designed for use in senior
  housing; director of LifeSpec and of the National
  Association of Senior Living Industries, the American
  Society on Aging and the Business Forum on Aging.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

  The management of the Company is under the direction of the Board. The Board held five meetings during the Company's fiscal year ended March 31, 1995 ("Fiscal Year 1995"). Each director attended at least 75% of the meetings of the Board held while he or she was a director, and each director appointed to serve on one or more committees of the Board attended at least 75% of the meetings of such committee or committees held while he or she was a member thereof.

BOARD COMMITTEES

  The Board has established an Executive Committee, which has the authority, subject to applicable legal restrictions, to exercise all of the powers of the Board in the oversight of the management of the business and affairs of the Company. During Fiscal Year 1995, the Executive Committee met approximately 24 times. Messrs. Copses, Pacala and Whitman presently serve on the Executive Committee. The Board has authorized the Executive Committee to perform the functions of a nominating committee. Accordingly, the Executive Committee is also responsible for considering and making recommendations to the Board regarding nominees for election to the Board and Board committee assignments. The Executive Committee will consider recommendations for nominees for election to the Board which may be submitted by shareholders to the Secretary of the Company.

  The Board has established a Compensation Committee, which reviews executive salaries, administers the bonus, incentive compensation and stock option plans of the Company and approves salaries and other benefits of the executive officers of the Company. In addition, the Compensation Committee consults with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company. During Fiscal Year 1995, the Compensation Committee met two times. Messrs. Copses and Decker and Ms. Wylde presently serve on the Compensation Committee.

  The Board has established an Audit Review Committee, which reviews the professional services provided by the Company's independent auditors and the independence of such auditors from management of the Company. This Committee also reviews the scope of the audit by the Company's independent accountants, the annual financial statements of the Company, the Company's system of internal accounting controls and such other matters with respect to the accounting, auditing and financial reporting practices and procedures of the Company as it finds appropriate or as are brought to its attention, and meets from time to time with management. During Fiscal Year 1995, the Audit Review Committee met two times. Messrs. Berg, Eden and Read presently serve on the Audit Review Committee.

DIRECTOR COMPENSATION

  The Company pays each director who is not also a full-time employee of the Company an annual retainer of $15,000, payable quarterly, for his or her services as a director of the Company. In addition, each such director generally receives $500 for each meeting of any Board committee attended by such director. All directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with attendance at meetings of, and other activities relating to serving on, the Board and any Board committee. No compensation has been paid for attendance at meetings of the Executive Committee.

                               EXECUTIVE OFFICERS

  The names of the executive officers of the Company (other than Mr. Pacala, the Chief Executive Officer of the Company, who is also a member of the Board (see "The Board of Directors" above)), their positions and offices, business experience, terms of office and ages are as follows:

                                                              SERVED AS AN
               NAME, POSITIONS AND OFFICES,                 EXECUTIVE OFFICER
                  AND BUSINESS EXPERIENCE                         SINCE       AGE
               ----------------------------                 ----------------- ---
JAMES R. FOULGER                                                  1995         52
  Senior Vice President--Acquisitions of the Company since
  1995; theretofore President of Autumn America Retirement,
  Ltd. ("Autumn America"), a company which provides
  acquisition and management services to owners of senior
  living facilities. Mr. Foulger has responsibility for the
  Company's acquisition program.
DENNIS L. LEHMAN                                                  1995         40
  Senior Vice President and Chief Financial Officer since
  1995; theretofore Senior Vice President-Finance and Chief
  Financial Officer of Continental Medical Systems, Inc., a
  company which provides medical rehabilitation services.
  Mr. Lehman is the Company's principal financial officer.
BRIAN C. SWINTON                                                  1994         51
  Senior Vice President--Product Development, Research and
  Marketing of the Company since 1994; theretofore Vice
  President, Senior Living Services Division of Parent. Mr.
  Swinton is the Company's principal marketing executive.
RICHARD A. HUBER                                                  1993         35
  Vice President-Operations Finance of the Company since
  1993; theretofore Director-Operations Accounting and
  Analysis, Senior Living Services Division of Marriott.
  Mr. Huber is the Company's principal accounting officer
  and has also served as the Secretary of the Company since
  1995.

                      COMPENSATION OF EXECUTIVE OFFICERS

COMPENSATION SUMMARY

  The following table summarizes the compensation of the persons who served as Chief Executive Officer of the Company during Fiscal Year 1995 and each of the other four most highly compensated executive officers of the Company who were serving as such at the end of Fiscal Year 1995 (collectively, the "Named Executives") for the Company's last three fiscal years for services rendered in all capacities to the Company and its subsidiaries.

                          SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                   COMPENSATION
                                                               ---------------------
                                          ANNUAL COMPENSATION
        NAME AND            FISCAL YEAR   -------------------- SECURITIES UNDERLYING    ALL OTHER
   PRINCIPAL POSITION     ENDED MARCH 31, SALARY($)  BONUS($)    OPTION AWARDS (#)   COMPENSATION($)
   ------------------     --------------- ---------- --------- --------------------- ---------------
Mark L. Pacala,                1995(1)    $ 190,385  $ 100,000        800,000            $14,130(2)
 Chairman of the Board         1994             --         --             --                 --
 and Chief Executive           1993             --         --             --                 --
 Officer
Robert A. Whitman,             1995             -0-        -0-            -0-                -0-
 Interim President and         1994             -0-        -0-            -0-                -0-
 Chief Executive               1993             --         --             --                 --
 Officer(3)
Paul A. Shively,               1995         230,000        -0-            -0-              5,319(4)
 Senior Vice President,        1994         230,000     82,500            -0-              3,049
 Chief Financial Officer       1993         169,583        -0-            -0-            208,057
 and Treasurer(5)
Brian C. Swinton               1995         153,635     91,000        100,000             74,372(6)
 Senior Vice President--       1994(7)       25,961     39,063            -0-                500
 -                             1993             --         --             --                 --
 Product Development,
 Research and Marketing
Richard A. Huber               1995          87,077     65,000         55,000                822(8)
 Vice President--              1994(9)       49,039     36,095            -0-             39,788
 Operations Finance and        1993             --         --             --                 --
 Secretary

--------
(1) Mr. Pacala became Chief Executive Officer of the Company on October 24, 1994. Prior to that time, he was not an officer or employee of the Company.
(2) The amount shown represents payments made to Mr. Pacala in reimbursement of temporary living and relocation expenses incurred by him in connection with the commencement of his employment with the Company.
(3) While concurrently serving as President and Co-Chief Executive Officer of Hampstead, Mr. Whitman served as interim President and Chief Executive Officer of the Company from July 19, 1993 until Mr. Pacala commenced his employment with the Company on October 24, 1994. Prior to July 19, 1993, Mr. Whitman was not an officer of the Company. Mr. Whitman received no compensation from the Company for services rendered by him as interim President and Chief Executive Officer of the Company. See "The Board of Directors and its Committees--Director Compensation" with respect to compensation paid to members of the Board, including Mr. Whitman, and "Certain Relationships and Transactions--General and Administrative Services" for a discussion of a payment made in June 1994 by the Company to Forum Holdings in respect of various general and administrative services provided to the Company by Forum Holdings and its representatives, including, among others, Mr. Whitman's services as interim President and Chief Executive Officer of the Company.

(4) The amount shown represents employer contributions of $2,494 and $2,825 made to the Company's 401(k) Savings Plan and Employee Stock Purchase Plan, respectively, on behalf of Mr. Shively.
(5) Mr. Shively resigned all positions held by him with the Company and its subsidiaries and affiliates effective as of June 30, 1995 and received a severance payment of $254,200. Mr. Shively, however, has agreed to serve as a consultant to the Company on matters pertaining to the conduct of the business and operations of the Company and its affiliates.
(6) The amount shown represents payments made to Mr. Swinton in reimbursement of relocation expenses incurred by him in connection with the commencement of his employment with the Company.
(7) Mr. Swinton became Senior Vice President--Product Development, Research and Marketing of the Company on January 24, 1994. Prior to that time, he was not an officer or employee of the Company.
(8) The amount shown represents (i) payments of $416 made to Mr. Huber in reimbursement of relocation expenses incurred by him in connection with the commencement of his employment with the Company and (ii) employer contributions of $406 made to the Company's 401(k) Savings Plan on behalf of Mr. Huber.
(9) Mr. Huber became Vice President--Operations Finance of the Company on November 10, 1993. Prior to that time, he was not an officer or employee of the Company.

FISCAL YEAR 1995 STOCK OPTION GRANTS

  The following table sets forth certain information regarding grants of stock options made during Fiscal Year 1995 to the Named Executives pursuant to the Company's Equity Incentive Plan (the "Incentive Plan"). No grants of stock appreciation rights were made during Fiscal Year 1995 to any of the Named Executives.

                    STOCK OPTION GRANTS IN FISCAL YEAR 1995

                                                                                  POTENTIAL REALIZABLE VALUE
                                                                               AT ASSUMED ANNUAL RATES OF STOCK
                                                                                      PRICE APPRECIATION
                             INDIVIDUAL GRANTS                                         FOR OPTION TERM
------------------------------------------------------------------------------ --------------------------------
                                      % OF TOTAL
                         SECURITIES    OPTIONS             MARKET
                         UNDERLYING   GRANTED TO          PRICE ON
                          OPTIONS     EMPLOYEES  EXERCISE   GRANT
                          GRANTED     IN FISCAL   PRICE     DATE    EXPIRATION
          NAME              (#)       YEAR 1995   ($/SH)  ($/SH)(1)    DATE     0% ($)    5% ($)      10% ($)
          ----           ----------   ---------- -------- --------- ---------- -------------------- -----------
Mark L. Pacala..........  800,000(2)     60.9%    $5.875   $5.875     8/7/2004 $    -0- $ 2,955,805 $ 7,490,590
Robert A. Whitman.......      N/A         N/A        N/A      N/A          N/A      N/A         N/A         N/A
Paul A. Shively.........      N/A         N/A        N/A      N/A          N/A      N/A         N/A         N/A
Brian C. Swinton........  100,000(3)      7.6%      4.00     7.00   10/24/2004  300,000     740,226   1,415,620
Richard A. Huber........   55,000(3)      4.2%      4.00     7.00   10/24/2004  165,000     407,124     778,591

--------
(1) The "market price" shown is the average of the closing bid and asked prices for Shares as reported on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") on the grant date or, if such date was not a trading day, the trading day immediately preceding such date.
(2) The option vests in five equal annual installments commencing August 7, 1995.
(3) The option vests in five equal annual installments commencing October 24, 1995.

FISCAL YEAR-END OPTION VALUES

  The following table sets forth certain information regarding the total number of stock options held by each of the Named Executives, and the aggregate value of such stock options, on March 31, 1995. None of such stock options was exercisable as of such date.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1995
                       AND FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF
                                                     SECURITIES
                                                     UNDERLYING
                            SHARES                   UNEXERCISED   VALUE OF IN-THE-MONEY
                         ACQUIRED ON     VALUE       OPTIONS AT    UNEXERCISED OPTIONS AT
          NAME           EXERCISE (#) REALIZED ($) FISCAL YEAR-END FISCAL YEAR-END ($)(1)
          ----           ------------ ------------ --------------- ----------------------
Mark L. Pacala..........       0            0          800,000            $750,000
Robert A. Whitman.......       0            0              N/A                 N/A
Paul A. Shively.........       0            0              N/A                 N/A
Brian C. Swinton........       0            0          100,000             281,250
Richard A. Huber........       0            0           55,000             154,688

--------
(1) In-the-money options are options having a per Share exercise price below $6.8125, the average of the closing bid and asked prices for Shares as reported on NASDAQ on March 31, 1995. The dollar amounts shown represent the amount by which the product of $6.8125 and the number of Shares purchasable upon the exercise of such in-the-money options exceeds the aggregate exercise price payable upon such exercise.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

  The Company is presently a party to an employment agreement with Mark L. Pacala, Chairman and Chief Executive Officer of the Company, a copy of which is filed as Exhibit 4 to the Schedule 14D-9. Mr. Pacala's employment agreement provides for his employment as Chief Executive Officer of the Company for a term expiring on October 24, 1998. The agreement provides for a base salary of not less than $450,000 per year, plus an annual performance bonus in an amount up to 60% of his then-current annual base salary, such bonus to be determined by the Board or the Compensation Committee based upon performance objectives established by the Board or the Compensation Committee after consultation with Mr. Pacala. However, Mr. Pacala did not receive a bonus in respect of Fiscal Year 1995. Rather, he received a bonus in the amount of $270,000 on October 24, 1995, and any bonus otherwise payable to Mr. Pacala following the Company's fiscal year ending March 31, 1996 will be reduced by approximately $152,000. Pursuant to his employment agreement, Mr. Pacala was paid, in connection with the commencement of his employment with the Company, a one-time payment of $100,000 in order to induce him to forego the payment of an equivalent amount that would have been paid to him by his previous employer had he continued in his former employment and was granted an option to purchase 800,000 Shares at $5.875 per Share, the average of the closing bid and asked prices for Shares on NASDAQ on the trading day immediately preceding the date of grant, which option becomes exercisable in five equal annual installments commencing on August 7, 1995. The agreement also provides Mr. Pacala certain welfare benefits.

  If Mr. Pacala's employment is terminated by the Company other than for cause or as a result of death, disability or a change in control, the Company will for two years following such termination pay Mr. Pacala his then-current base salary (subject to offset for compensation received by Mr. Pacala from other parties) and provide him the welfare benefits that he was receiving immediately prior to his termination (subject to termination in the event that Mr. Pacala receives comparable benefits from a subsequent employer). If Mr. Pacala's employment is terminated by the Company (other than as a result of death or disability or for cause) or by Mr. Pacala (for any reason) within 12 months following a change in control, the Company will pay to Mr. Pacala a lump sum severance payment equal to two times his then-current base salary and will provide him the welfare benefits that he was receiving immediately prior to such termination. In those circumstances, in the event that the change in control occurs prior to April 24, 1996, Mr. Pacala would also have the right to cause the Company to repurchase the then-unexercised portion of his stock options at a price of $0.625 per Share then underlying such options.

  The Company is also presently a party to a letter agreement with Dennis L. Lehman, Senior Vice President and Chief Financial Officer of the Company, a copy of which is filed as Exhibit 5 to the Schedule 14D-9. Such agreement provides for the payment of certain severance benefits in the event Mr. Lehman's employment is terminated for any reason other than for cause.

  The consummation of the Offer and/or Merger constitutes a change in control under these agreements. The Company estimates that the maximum amount payable to Messrs. Pacala and Lehman pursuant to such agreements is approximately $1.2 million. The Merger Agreement provides that the Company will honor and, on and after the Effective Time, Parent will cause the Surviving Corporation to honor, all employment, severance, termination, consulting and retirement agreements to which the Company or any of its subsidiaries is a party on the date of the Merger Agreement, subject to the right of the Surviving Corporation to amend or otherwise modify the terms and provisions of any such agreements in accordance with the terms thereof. The Company believes that the foregoing covenant would apply to the agreements between the Company and each of Messrs. Pacala and Lehman.

SEVERANCE PLAN

  Pursuant to the Merger Agreement, Parent has agreed to adopt the following severance plan immediately following the Effective Time, which will supersede the existing severance pay policy of the Company. Employees at the corporate offices of the Company and its subsidiaries ("Forum") immediately before the earlier of the acquisition of the Shares pursuant to the Offer or the Effective Time (the "Acquisition Date") shall be subject to an Employee Protection Plan for Employees of Forum's Corporate Offices (the "Plan") following the Acquisition Date and subsequent integration of Forum into Marriott Senior Living Services, Inc. ("MSLS"). An "employee" for purposes of this Plan shall consist of all administrative and clerical staff, managers, directors, vice presidents and senior vice presidents of Forum who are employed at Forum's corporate offices immediately before the Effective Time, but shall not include the chief financial officer or chief executive officer of the Company.

  It is the intention of MSLS that Forum employees should continue to perform their normal job functions following the Acquisition Date, while MSLS undertakes an assessment of Forum's operations. Following such assessment period, MSLS will notify each Forum employee as to his or her eligibility for employment in a comparable position with MSLS. The date on which the employee receives notice of his or her eligibility for employment with MSLS shall be the "Employee's Notification Date."

  If MSLS offers a Forum employee a position with MSLS, and the employee accepts such offer, the employee shall be eligible to participate in the Parent's employee benefits plan and shall be subject to the policies and procedures applicable to all other MSLS employees. For purposes of any benefits program for which continuous length of service is a factor (including, but not limited to, insurance program effective dates, pre-existing condition waiting periods, retirement program entry dates and vesting, vacation, sick pay and other paid leave benefits, service awards and any other similar program), MSLS and Parent shall recognize service with Forum and its predecessors as employment with MSLS or any other Marriott division.

  If MSLS offers a Forum employee a position with MSLS, but the employee rejects such offer, the employee shall receive the following "Marriott International Income Extension Plan" benefits: (a) if MSLS shall provide the employee with at least thirty (30) days' notice as to his or her final date of employment (the "Job Elimination Date"), (b) as of the Job Elimination Date, the employee shall receive payment representing, (i) severance pay equal to one week's salary for each full year of service with Forum; provided, however, that no employee shall receive a severance payment of less than two (2) weeks' pay and (ii) payment for unused vested and unvested vacation leave, up to a maximum of thirty (30) days' leave.

  If MSLS does not offer the Forum employee a position with MSLS, the employee shall be eligible for the following: (a) the employee shall receive notice as to his or her Job Elimination Date, which date shall in no event be less than forty-five (45) days from the Employee Notification Date, and (b) throughout the period preceding the employee's Job Elimination Date, MSLS will provide general assistance to the employee in identifying vacant positions in other divisions of Parent for which the employee may be qualified. Reasonable accommodation will be made to allow an employee to look for another job during the notification period. If the employee is successful in obtaining employment in another division of Parent, the employee shall be eligible to participate in the Parent's employee benefit plans and shall be subject to the policies and procedures applicable to other employees of that Marriott division. The employee shall receive credit for prior service with Forum, as described above.

  If the employee has not obtained other employment with Parent as of the Job Elimination Date, the employee shall receive payment consisting of the following: (a) payment for unused vested vacation leave, up to a maximum of twenty (20) days leave and (b) a final severance payment which will include credit for unvested vacation leave, up to a maximum of fifteen (15) days' leave. The final severance payment will be determined based on the employee's position with Forum and shall be equal to the employee's base salary for a certain number of months (in the case of administrative/clerical staff, three
(3) months; in the case of managers, four (4) months; in the case of directors, five (5) months; and in the case of vice presidents and senior vice presidents, six (6) months) reduced by the amount of regular pay the employee received for time worked from the Employee's Notification Date through the Job Elimination Date.

  If a Forum employee resigns or is terminated for cause before the Employee's Notification Date or the employee's Job Elimination Date, the employee shall not be eligible for benefits under the Employee Protection Plan. The employee will, however, be eligible for any benefits applicable to the employee under group health plans maintained for former Forum employees as may be required under Section 601 of the Employee Retirement Income Security Act of 1974, as amended.

  In the event an employee is terminated by MSLS or Parent on or before March 31, 1997, other than for cause, such employee shall be eligible to receive the benefits described above as if such employee had not been offered a position with MSLS.

OPTIONS

  Pursuant to the Merger Agreement, all options and other rights to acquire Shares ("Stock Options") granted to employees under any stock option plan, program or similar arrangement of the Company or any subsidiary of the Company (each as amended, an "Option Plan"), whether or not then exercisable, will be cancelled by the Company immediately prior to the earlier of (x) the consummation of the Offer and (y) the Effective Time, and the holders thereof will be entitled to receive from the Company, for each Share subject to such Stock Option, an amount in cash equal to the difference between the Merger Price (as defined in the Merger Agreement) and the exercise price per share of such Stock Option, which amount will be paid at the time the Stock Option is cancelled. All applicable withholding taxes attributable to such payments will be deducted from the amounts payable and all such taxes attributable to the exercise of Stock Options will be withheld from the proceeds received in respect of Shares issuable on such exercise. Except as provided in the Merger Agreement or as otherwise agreed to by the parties and to the extent permitted by the Option Plans, the Option Plans will terminate as of the Effective Time and the provisions in any other plan providing for the issuance or grant by the Company of any interest in respect of the capital stock of the Company will be deleted as of the Effective Time.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

SETTLEMENT OF CERTAIN LITIGATION

  Pursuant to a court-approved settlement agreement, during Fiscal Year 1995, the Company settled certain claims asserted by Forum/Classic, L.P., an entity affiliated with the Pritzker family, and others against the Company, the Investors and certain other persons (including persons who comprised the Board immediately prior to the recapitalization of the Company in 1993 (the "1993 Recapitalization")) in a suit filed in connection with the 1993 Recapitalization. In connection with the settlement, the Company reimbursed the plaintiffs for $500,000 of the expenses incurred by them in that litigation.

CERTAIN CONSULTING SERVICES

  The Company and Mr. Eden have entered into an agreement, effective as of March 31, 1995, pursuant to which Mr. Eden will render to the Company such consulting and advisory services as the Company's Chief Executive Officer may from time to time request regarding the Company and the retirement industry. In connection with the execution of the agreement, the Company paid to Mr. Eden $137,500 in respect of certain consulting services provided by him to the Company prior to such time, including services provided during Fiscal Year 1995. Under the agreement, which terminates on December 31, 1996, the Company will pay to Mr. Eden an annual retainer of $31,250 and certain additional amounts in certain circumstances.

GENERAL AND ADMINISTRATIVE SERVICES

  In July 1994, the Company paid $750,000 to Forum Holdings in respect of various general and administrative services provided to the Company by Forum Holdings prior to such date. Such services include, among others, arranging for and negotiating the Company's debt refinancing which was completed in February 1994 and negotiating the co-investment agreement which was entered into by the Company and National Guest Homes, LLC in July 1994. Services covered by such payment also include Mr. Whitman's services as interim President and Chief Executive Officer of the Company.

CERTAIN ACQUISITIONS

  In May 1995, the Company acquired from Autumn America, an affiliate of Forum Holdings, for $1.3 million, Autumn America's rights as the manager of five retirement communities and entered into new management contacts with the owners of such facilities (two of which are affiliates of Forum Holdings). Under each such management contract, the Company will receive in respect of management services to be provided by it thereunder a monthly management fee equal to 5% of gross collections. In connection with such acquisition, the Company also paid to Autumn America for disbursement to its management personnel $250,000 in cash in lieu of granting certain rights with respect to future acquisitions by the Company. Of such amount, $150,000 was disbursed to James R. Foulger, formerly the President of Autumn America, who, upon the consummation of such acquisition, became Senior Vice President--Acquisitions of the Company.

  In May 1995, the Company acquired for $1.7 million an 80% interest in the retirement community now known as The Forum at the Woodlands (the "Woodlands Property"). The remaining 20% interest in the Woodlands Property is owned by an unaffiliated co-investor. In connection with such acquisition, an affiliate of Forum Holdings (the "Holdings Affiliate") was granted a carried interest in the Woodlands Property in exchange for assigning its rights to purchase such property to the Company and its 20% co-investor. Commencing May 1996, the Holdings Affiliate may require the Company to purchase, and the Company may require the Holdings Affiliate to sell to the Company, such carried interest for a price between $0.8 million and $1.7 million, depending on the performance of the Woodlands Property and sales of related tax-exempt bonds.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

  Section 16(a) of the Exchange Act requires directors and executive officers of the Company, and persons who own more than 10% of the issued and outstanding Shares, to file reports of ownership and changes in ownership with the SEC. Directors, executive officers and greater than 10% shareholders are required by SEC regulation to furnish the Company copies of all Section 16(a) forms they file. Except as described below, to the Company's knowledge, based solely on review of those copies and written representations that no Forms 5 were required, the Company's directors, executive officers and greater than 10% shareholders complied with all applicable Section 16(a) filing requirements during Fiscal Year 1995. Mr. Swinton has failed to file the required forms with the SEC in connection with three transactions resulting in changes in his beneficial ownership that occurred during Fiscal Year 1995 and two such transactions that occurred during the Company's current fiscal year.

                                                                      SCHEDULE A

  The following table sets forth the name, age, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each of Parent's potential designees to the Company's Board. The business address for each potential designee is c/o Marriott International, Inc., 10400 Fernwood Road, Bethesda, Maryland 20817. Each potential designee is a citizen of the United States.

                                             PRESENT PRINCIPAL OCCUPATION
                                                  OR EMPLOYMENT AND
                                                      FIVE-YEAR
              NAME               AGE              EMPLOYMENT HISTORY
              ----               ---         ----------------------------
 William J. Shaw                  50 Mr. Shaw is President and a Director of
 President of Purchaser;             Purchaser. Mr. Shaw was elected President
 Executive Vice President and        of the Marriott Service Group in February
 President--Marriott Service         1992, which now comprises Parent's Contract
 Group of Parent                     Services Group. He joined Marriott
                                     Corporation in 1974, was Corporate
                                     Controller in 1979 and a Vice President in
                                     1982. In 1985, he assumed responsibility
                                     for Marriott Corporation's tax department
                                     and risk management department and was
                                     elected Senior Vice President--Finance. In
                                     1986, Mr. Shaw was elected Senior Vice
                                     President--Finance and Treasurer of
                                     Marriott Corporation. He was elected
                                     Executive Vice President of Marriott
                                     Corporation and promoted to Chief Financial
                                     Officer in April 1988.
 Paul E. Johnson, Jr.             48 Mr. Johnson is Vice President and a
 Vice President and Director of      Director of Purchaser, and Executive Vice
 Purchaser; Executive Vice           President and General Manager of the Senior
 President and General Manager       Living Services Division of Parent. Mr.
 of Senior Living Services           Johnson joined Marriott Corporation in 1983
 Division of Parent                  in Corporate Financial Planning & Analysis.
                                     In 1987, he was promoted to group vice
                                     president of finance and development for
                                     the Marriott Service Group and later
                                     assumed responsibility for real estate
                                     development for Marriott Senior Living
                                     Services. During 1989, he served as vice
                                     president and general manager of Marriott's
                                     Travel Plazas division. Mr. Johnson
                                     subsequently served as vice president and
                                     general manager of Marriott Family
                                     Restaurants from December 1989 through
                                     1991. In October 1991, he was appointed to
                                     his present position as executive vice
                                     president and general manager of Marriott
                                     Senior Living Services.
 Terrence P. Morrow               48 Mr. Morrow is Treasurer and a Director of
 Treasurer and Director of           Purchaser. Mr. Morrow is Vice President of
 Purchaser; Vice President--         Finance for Marriott Senior Living Services
 Finance, Senior Living Services     with responsibility for the Accounting,
 Division of Parent                  Finance and Information Systems functions
                                     of the business. Mr. Morrow has worked for
                                     Marriott since 1970 and has been in his
                                     current job since 1990. Previously, he was
                                     Vice President of Marriott Suites and Vice
                                     President of Internal Audit for Marriott
                                     Corporation. Mr. Morrow also spent 17 years
                                     in the Hotel Division where he held
                                     positions as a Hotel Controller, Regional
                                     Controller and Vice President Area
                                     Controller.
 Lawrence B. Murphy               38 Mr. Murphy is a Vice President of the
 Vice President of Purchaser;        Purchaser. Mr. Murphy joined Parent in 1983
 Vice President--Operations of       and served in various capacities in its
 the Senior Living Services          Lodging Division, including Vice President
 Division of Parent                  of Rooms Operations, Vice President of
                                     Service Development and General Manager,
                                     until March 1995 when he joined the Senior
                                     Living Services Division as Vice President
                                     for Operations.

                                                                       OR EMPLOYMENT AND
                                                                           FIVE-YEAR
         NAME                 AGE                                      EMPLOYMENT HISTORY
         ----                 ---                                 ----------------------------
Edward L. Bednarz              53       Mr. Bednarz is a Vice President of the Purchaser. Mr. Bednarz joined the Law Department
Vice President of Purchaser;            of Parent in 1973 and has served as the principal attorney for the Senior Living Services
Associate General Counsel of            Division since 1992.
Parent

G. Cope Stewart III            54       Mr. Stewart is a Vice President of the Purchaser. Mr. Stewart has served as Associate
Vice President of Purchaser;            General Counsel, Corporate Affairs Department, of Parent since February 1994. From 1986
Associate General Counsel of            to 1994, Mr. Stewart was a partner in the Washington, D.C. law firm of Arent Fox Kintner
Parent                                  Plotkin & Kahn. Prior to 1986, Mr. Stewart was engaged in the private practice of law in
                                        Washington, D.C.

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